Exhibit 99.2

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

Major European Bank Places Multi-Million Dollar Order for NICE SmartCenter Solution

Constitutes the single largest order for a NICE SmartCenter solution in Europe

Ra’anana, Israel, December 19, 2007 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that a major continental European bank has placed a multi-million dollar order for NICE Perform, part of the NICE SmartCenter solution, with Adaptive Interaction Analytics. The bank is already using the NICE SmartCenter solution for workforce management. The NICE solution will be deployed in five sites for over 2,000 agents supporting its retail banking and insurance activities, to improve operational efficiency, agents’ quality of service, and customer satisfaction.

NICE’s interaction analytics will enable the bank to leverage customer interactions to gain a comprehensive understanding of the reasons that underlie customer satisfaction. The bank will be able to cross-reference interaction content with inputs from agents’ screen activity and from customer feedback, providing supervisors with targeted tools for improving agent performance and enhancing compliance with procedures and financial regulations.

“We are very pleased that this major European bank has elected to employ our solution, placing the single largest order for a NICE SmartCenter solution in Europe,” said Tamir Ginat, President, NICE EMEA. “This is further evidence of the growing interest in NICE SmartCenter with advanced applications and interaction analytics. It reflects the success of our strategy to provide a comprehensive solution to enable organizations to handle the growing complexity of the contact center, and to leverage the strategic insights it brings to the enterprise, addressing key business issues and providing a better understanding of customer and market dynamics.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.